

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Mr. David F. Hoffmeister
Chief Financial Officer
Life Technologies Corporation
5791 Van Allen Way
Carlsbad, CA 92008

> **Re: Life Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 0-25317**

Dear Mr. Hoffmeister:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to the comment, we may have additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 40

1. Based on the disclosure on page 86 your domestic pension plans appear to be significantly unfunded. On page 40 you state that the Company's qualified pension plans are adequately funded at December 31, 2012 and that you do not expect to significantly fund your qualified pension plans in fiscal year 2013 in order to meet minimum statutory funding requirements. You state that you expect to contribute $5.1 million to domestic non-qualified pension plans and other post-retirement plans. In light of the significant benefit payments that are due over the next five years as outlined in the table on page 91, please provide proposed disclosure to be included in future filings to address the following:
   - Clearly state how you intend to fund your domestic pension obligations.
   - Clarify what you mean by adequately funded with respect to your qualified pension plans, given that it appears the plan is significantly underfunded.
   - Clarify why no minimum funding is required for your qualified pension plan, despite the apparent underfunded status.

- Clarify why the unfunded pension obligation has increased significantly over the last two years.
- Clarify how you have reflected your pension obligations in the contractual obligation table on page 44 or revise the table accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant